AXIOM INTELLIGENCE ACQUISITION CORP 1

Berkeley Square House, 2nd Floor

Berkeley Square

London W1J 6BD

United Kingdom

VIA EDGAR

May 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman and Jeffrey Gabor

Re:	Axiom Intelligence Acquisition Corp 1

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 11, 2025

CIK No. 0002057030

Dear Ms. Gorman and Mr. Gabor:

Axiom Intelligence Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 24, 2025, regarding Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the Commission on April 11, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Proposed Business, page 111

1.	We note your response to prior comment 8. We note you revised your disclosure to clarify that Daniel Mamadou is the CEO and Chairman of Welsbach Technology Metals Acquisition Corp. Please expand your disclosure to provide all of the information required by Item 1603(a)(3) of Regulation S-K. Please disclose the amount raised, the ticker symbol, the number of extensions of the time to complete the business combination and the amount of time for each extension, and the redemption levels experienced in connection with each extension request.

In response to the Staff’s comment, we have added the requested disclosure on pages 15 and 123 of the Registration Statement.

***

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 14, 2025

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Joshua Englard and Jonathan Deblinger of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Richard Dodd
Executive Chairman

cc:	Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP